UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")
Notice of Annual General Meeting

In accordance with Listing Rule 9.6.1, Pearson plc has today submitted to the National Storage Mechanism a copy of the Notice of Annual General Meeting ("AGM") to be held on 30 April 2021 and associated Form of Proxy.

The documents are available on Pearson's website at plc.pearson.com/investors/shareholders/meetings

The documents will shortly be available for inspection on the National Storage Mechanism website: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Important notice re COVID-19

Legislation and government guidance relating to COVID-19 currently prohibits public gatherings and restricts non-essential travel. Taking into account the UK Government's roadmap for easing COVID-19-related restrictions, it is likely that by 30 April 2021 public gatherings will still be prohibited and travel will be required to be minimised. As a result of these restrictions, at the time of writing, shareholders will not be permitted to attend this meeting in person, beyond the number of shareholders legally required to constitute a quorum, which will be satisfied by the attendance of a minimum number of director shareholders and/or employee shareholders.

Should legislation and government guidance in respect of travel and public gatherings change significantly before the date of the AGM, any updates to the plans for the AGM will be posted on our website and published to the market via a Regulatory Information Service.

Appointing a Proxy

In order to ensure their votes are counted, shareholders are strongly advised to appoint the Chair of the meeting as their proxy and to register their proxy appointment electronically by visiting the registrar's website at www.sharevote.co.uk or, if they already have a portfolio registered with Equiniti, by logging onto www.shareview.co.uk. If shareholders prefer to return a hard copy Form of Proxy, they should do so in accordance with the instructions on the Form, which was distributed with the Notice of AGM. Where necessary, shareholders should contact the registered shareholder (the custodian or broker) who looks after their investments in the Company on their behalf in order to vote their shares. All proxy instructions must be received by 12:00 noon on Wednesday, 28 April 2021. Any person other than the Chair of the meeting who is appointed as a proxy will not be able to attend the AGM.

Pre-AGM Shareholder Event

The Board understands that, beyond voting on the formal business of the meeting, the AGM also serves as a forum for shareholders to raise questions and comments to the Board. Whilst we do not expect to have the opportunity to meet with shareholders in person at our AGM this year, we have made alternative arrangements for engagement with shareholders. For further details please see the Notice of AGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 March 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary